FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         07 January 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 07 January 2003




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
mmO2 plc

2. Name of shareholder having a major interest
Prudential plc and certain of its existing companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Registered Name                       Number of Shares

M & G (Lombard Street) Nominees FPE   252,700
Magim HSBC GIS Nom (UK) SALI          720,000
MGIM A/C DBL A/C FBFT                 744,247
MGIM A/C JPM A/C RU                   25,289,516
PRUCLT HSBC GIS Nom(UK) PAC AC        214,313,309
PRUCLT HSBC GIS NOM(UK) PPL AC        16,257,282
PRUCLT HSBC GIS NOM(UK) SAL AC        72,000
Prudential Euro Index Tracker         22,800
Prudential Holborn Pensions Ld        777
Prudential UK Index Tracker TS        41,431
Roy Nominees 578079                   738,000
Roy Noms Ltd 578052                   430,500
Roy Noms Ltd 578141                   829,745
Roy Noms Ltd 578192                   1,796,000

The address for all the above is: Laurence Pountney Hill, London EC4R 0HH.

5. Number of shares / amount of stock notified as disclosable interest
261,508,307

6. Percentage of issued class
3.01%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary shares of 0.1p each

10. Date of transaction
6 January 2003

11. Date company informed
7 January 2003

12. Total holding following this notification
261,508,307

13. Total percentage holding of issued class following this notification
3.01%

14. Any additional information
Notification in respect of section 198 Companies Act 1985 following a notifiable position occurring as at 6 January 2003

15. Name of contact and telephone number for queries
Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification
Deborah Russell

Date of notification
7 January 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 mmO2 plc


Date: 07 January 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary